Planet Image International Limited

January 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner

Re:	Planet Image International Limited Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted December 23, 2021 CIK 0001868395

Dear Ms. Barberena-Meissner:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 6, 2022 regarding its Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted on December 23, 2021. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 4 to the Draft Registration Statement on Form F-1 (“Amendment No. 4 to the Draft Registration Statement”) is being submitted confidentially to accompany this response letter.

Amendment No.3 to Draft Registration Statement

Cover Page

1. Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Also revise your disclosure relating to the Holding Foreign Companies Accountable Act in your Prospectus Summary and Risk Factors sections accordingly.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page, page 5, and page 26 of Amendment No. 4 to the Draft Registration Statement.

Management

Compensation of Directors and Executive Officers, page 131

2. Please revise to provide executive compensation disclosure for the fiscal year ended December 31, 2021. Refer to Item 6.B. of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosure on page 132 of Amendment No. 4 to the Draft Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC